SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(AMENDMENT NO. 1)*

Under the Securities Exchange Act of 1934

Vox Royalty Corp.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
92919F103
(CUSIP Number)
Dec 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐   Rule 13d-1(b)

  ☐   Rule 13d-1(c)

   ☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages
CUSIP No. 92919F103
1	NAMES OF REPORTING PERSONS
Scott Greenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,648,386*

	6	SHARED VOTING POWER
3,134,312**

	7	SOLE DISPOSITIVE POWER
1, 648,386*

	8	SHARED DISPOSITIVE POWER
3,134,312**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,782,698

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.6%***

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
Individual

* Includes 1,627,486 shares of which Dylana Dreams LLC is the record owner and 20,900 shares of which  Reporting Person is the record owner.

** Includes 1,656,841 shares of which CI USVI LLC is the record owner and 2,389,892 shares of which CI USVI 401k is the record owner. Reporting Person is one of two Managers of CI USVI LLC and can only vote or dispose of 50% of the total shares attributed to Reporting Person.  Reporting Person is one of three trustees of CI USVI 401k Plan; voting power and dispositive power with respect to the shares are vested in the majority vote of the trustees.

*** Based upon 44,758,269 common shares of Vox Royalty Corp., no par value, issued and outstanding on December 31, 2022.

Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer: Vox Royalty Corp.

(b)	Address of Issuer’s Principal Executive Offices:
Suite 5300, 66 Wellington Street West
Toronto, Ontario M5K 1E6 Canada

Item 2.

(a)	Name of Person Filing:

Scott Greenberg

(b)	Address or principal business office or, if none, residence:

100 Summit Road San Anselmo, CA 94960

(c)	Citizenship:

USA

(d)	Title of Class of Securities: Common Shares

(e)	CUSIP No.: 92919F103

Item 3.	If this statement is filed pursuant to Rule 13d‑1(b), or 13d‑2(b) or (c), check whether the person filing is a:

(a)	☐	Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a‑8);
(e)	☐	An investment adviser in accordance with § 240.13d‑1(b)(ii)(E);

Page 4 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a‑3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d‑1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________.

Item 4.	Ownership

(a) Amount Beneficially Owned: See cover sheet

(b) Percent of Class: See cover sheet

(c) Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See cover sheet
(ii)	Shared power to vote or to direct the vote: See cover sheet
(iii)	Sole power to dispose or to direct the disposition of: See cover sheet
(iv)	Shared power to dispose or to direct the disposition of: See cover sheet

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

[N/A]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

[N/A]

Item 8.	Identification and Classification of Members of the Group:

[N/A]

Item 9.	Notice of Dissolution of Group:

[N/A]

Item 10.  Certifications

                  [N/A]

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Scott Greenberg
By: Scott Greenberg Title: Individual